Exhibit 3.1
THIRD AMENDMENT TO THE BY-LAWS
OF
M.D.C. HOLDINGS, INC.

This Third Amendment to the By-Laws (the “By-Laws”) of M.D.C. Holdings, Inc., a Delaware corporation (the “Corporation”), is made as of June 28, 2021 by the unanimous vote of the Corporation’s board of directors.

Article II, Section 5 of the By-Laws is hereby amended and restated in its entirety as follows:

    Section 5.     Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote on the subject matter. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote on the subject matter held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

CERTIFICATION

    I, Joseph H. Fretz, as Secretary of M.D.C. Holdings, Inc. a Delaware corporation (the “Corporation”) do hereby certify that the foregoing Third Amendment to the By-Laws of the Corporation was adopted by the Corporation’s Board of Directors on June 28, 2021.

    /s/ Joseph H. Fretz
    Joseph H. Fretz